Exhibit 99.9

NICE Named Winner in ‘ASTORS’ Awards in Best Investigation and
 911 Center Solution Categories for Sixth Consecutive Year

NICE’s digital transformation solutions help public safety and justice agencies discover and disclose evidence, build cases and get to the truth faster

Hoboken, N.J., January 26, 2022 – NICE (Nasdaq: NICE) today announced that it has been named the winner in the ‘ASTORS’ Awards in the Best Investigation and 911 Center Solution categories for the sixth consecutive year. Sponsored by American Security Today, the ‘ASTORS’ Awards recognize outstanding product development achievements and exciting new technologies that support law enforcement agencies, first responders and other government entities in their mission to keep cities and communities safe and secure. NICE E-Request received a platinum award in the Best 911 Center Solution category, and  NICE Investigate was named the platinum award recipient in the Best Investigation Solution category.

NICE E-Request: Best 911 Center Solution
NICE E-Request was recognized for its ability to help emergency communication centers ensure timely disclosure of 911 audio evidence through automation. Handling 911 evidence requests is a time-consuming, but essential, function of every 911 center. E-Request digitally transforms how emergency communications centers receive and process 911 audio evidence requests and share incident information with district attorneys, police investigators and other key stakeholders. E-Request automates the end-to-end request and delivery workflow to accelerate request fulfillment, improve transparency, ensure timely disclosure of evidence and free up resources. E-Request also delivers new-found efficiencies to police detectives by enabling trusted users to directly access 911 audio as they work on investigations. Additionally, with the E-Request mobile app, officers are able to access and listen to 911 calls when they are dispatched to an incident.

NICE Investigate: Best Investigation Solution
NICE also took home top honors in the Best Investigation Solution category for NICE Investigate, a comprehensive, scalable, CJIS-compliant, cloud-based solution that transforms how law enforcement and justice agencies manage investigations and digital evidence. This year, NICE Investigate was recognized for its success in helping police forces around the world work toward reducing crime, solving cases and achieving cost-savings and efficiency gains through digital transformation. NICE was also lauded for its launch of the  Evidencentral Marketplace, an open ecosystem that brings digital evidence technologies and data together to help law enforcement agencies streamline investigative workflows, accelerate case building and address disclosure challenges. NICE Investigate is currently used by more than 50,000 investigators and police officers around the world and has received recognition from noted analyst firms IDC and Frost & Sullivan.

Chris Wooten, Executive Vice President, NICE, said, "We’re very honored that our public safety solutions have been recognized by the ‘ASTORS’ awards for the sixth consecutive year. Under increasing budget, resource and time constraints, our public safety customers are facing growing emergency call volumes and case backlogs, and new technologies are generating more data than they have time to contend with, every day. Our digital transformation solutions, including E-Request and NICE Investigate, help them work more efficiently to discover and disclose evidence, build cases and get to the truth faster.”

For more information on NICE’s award-winning solutions:
•	E-Request click here.
•	NICE Investigate click here.
•	Evidencentral click here.

About NICE Public Safety
With over 3,000 customers and 30 years’ experience, NICE delivers end-to-end digital transformation, improved collaboration, efficiency and cost-savings to all types of public safety and criminal justice agencies, from emergency communications centers and police departments to prosecutors and courts. Our Evidencentral platform (which includes NICE Inform, NICE Investigate, NICE Justice and E-Request) features an ecosystem of integrated technologies that bring data together to improve incident response, accelerate investigations, streamline evidence sharing and disclosure, and keep communities and citizens safer.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.